Mail Stop 4561

Ronald J. Fior
Chief Financial Officer and
Senior Vice President
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

> **Re:** **Callidus Software Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-50463**

Dear Mr. Fior:

We have reviewed the above-referenced filing, with the exception of the financial statements and accounting related matters, and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Disclosures

Management's Annual Report on Internal Control Over Financial Reporting, page 49

1. We note that during the quarter ended September 30, 2008, you determined the presence of certain misstatements in the financial statements relating to fiscal year 2007 that have been since corrected. Tell us what consideration your chief executive officer and chief financial officer gave to those misstatements in reaching their conclusion as to the effectiveness of your disclosure controls and procedures. Tell us whether the errors arose due to the existence of a material weakness and whether any changes were made in the

company's internal control over financial reporting in the fourth quarter of 2008 to address any material weaknesses.

2.   In future filings, please provide a statement in the management's annual report on internal control over financial reporting that the registered public accounting firm that audited the financial statements included in the Form 10-K has issued an attestation report on the company's internal control over financial reporting. See Item 308(a)(4) of Regulation
S-K.

Exhibits

3.   We note that you filed the two merger agreements in connection with the acquisition of Compensation Technologies LLC and Compensation Management Services LLC in a Form 8-K filed on January 15, 2008 which is incorporated by reference in this filing, but did not file the relevant schedules and exhibits to those agreements. It appears that Exhibits A (Achievement of Milestone 2) to both agreements may be relevant to your disclosure relating to contingent payments in Note 2 to the financial statements. Please provide the schedules and exhibits as part of your response letter and tell us why you have determined that these schedules and exhibits do not need to be filed pursuant to Item 601(b)(2) of Regulation S-K.

4.   We note that you have filed or incorporated by reference the forms of several agreements rather than the individual agreements. For example, you filed the form of executive change of control agreement as Exhibit 10.7 rather than filing the executed agreements with each executive. In accordance with instruction 2 to Item 601 of Regulation S-K, please file a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

5.   Please tell us why you believe that you are not required to file the service agreement with Saama Technologies, Inc., the service agreement with The Alexander Group, and the operating lease agreement with CCT Properties LLC pursuant to Item 601(b)(10) of Regulation S-K. It appears that these agreements are related party agreements not made in the ordinary course of business. Please provide us with copies of these agreements with your response letter.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3462. If, thereafter, you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief